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                                                                     Exhibit (a)

                    Winthrop Partners 79 Limited Partnership
                         5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142



October 26, 1999


Dear Limited Partner:

        Please be advised that One Winthrop Properties, Inc., the general partner of Winthrop Partners 79 Limited Partnership (the "Partnership") is affiliated with Quadrangle Associates I L.L.C., the entity making an offer to purchase units of limited partnership interest in the Partnership. As a result of this affiliation, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the Offer.

                                        Winthrop Partners 79 Limited Partnership